News Release

 For immediate release

Gildan Activewear Announces Third Quarter Results
– Adjusted EPS for Q3 of U.S. $0.95, As Projected in Prior Guidance –
– Sales Growth of 11.6% in Printwear and 16.0% in Branded Apparel –
– Gildan® Brand Now No. 3 Market Share Position in Men’s Underwear After One Year –
– Quarterly Results Impacted by Transitional Manufacturing Inefficiencies and Capacity Constraints
To Fully Service Sales Demand in Branded Apparel –
– Guidance Updated for Full Year Sales and Adjusted EPS –
– Plans Announced for New Textile Manufacturing Facility in Honduras –

Montréal, Thursday, July 31, 2014 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its results for its third fiscal quarter ended July 6, 2014. The Company reiterated its guidance for full year sales revenues and updated its prior guidance range for adjusted EPS for fiscal 2014. The Company also announced plans for the construction of a new textile facility in the Rio Nance complex in Honduras.

Third Quarter Consolidated Results

Net sales in the third quarter amounted to U.S. $693.8 million, up 12.9% from U.S. $614.3 million in the third quarter of fiscal 2013. The Company had projected net sales for the quarter to be close to U.S. $700 million. Net earnings in the third quarter of fiscal 2014 were U.S. $116.0 million or U.S. $0.94 per share on a diluted basis, compared with net earnings of U.S. $115.8 million or U.S. $0.94 per share for the third quarter of fiscal 2013. Before reflecting restructuring and acquisition-related costs, adjusted net earnings were U.S. $116.6 million or U.S. $0.95 per share on a diluted basis for the third fiscal quarter ended July 6, 2014. Adjusted net earnings were unchanged compared to the third quarter of fiscal 2013 and were as projected in the Company’s most recent EPS guidance. The third quarter of fiscal 2014 included an extra week which occurs every sixth year in order to realign the Company’s 52-week fiscal year with the calendar year. The benefit of the extra week was moderated as it included the extended July 4th holiday.

The positive EPS impact of higher sales was offset by the approximate U.S. $0.17 per share impact of manufacturing inefficiencies and inflationary cost increases and the approximate U.S. $0.10 per share impact of higher cotton costs compared to last year.  The Company is making  manufacturing investments to enhance product capabilities and expand production capacity in its sock and textile operations and is training sewing operators to support the rapid growth in Branded Apparel sales revenues and brand penetration. As a result, the Company is incurring transitional manufacturing inefficiencies and experiencing production constraints which prevented it from fully capitalizing on sales opportunities in Branded Apparel in the third quarter.

The growth in sales in the third quarter reflected double-digit sales increases in both operating segments in spite of uncertain economic and market conditions and constraints in production capacity in Branded Apparel. The increase in consolidated net sales for the third quarter of fiscal 2014 compared to the third quarter of fiscal 2013 was due to unit volume growth in both the North American and international printwear markets, higher Printwear net selling prices and more favourable activewear product-mix, together with continued strong momentum in consumer demand for Gildan® and Gold Toe® branded products, increased shipments to global lifestyle brands and higher licensed brand sales. The Gildan® brand was in the no. 3 position in men’s underwear in the June quarter, with a market share of 6.5%, according to the NPD Group/Total Market Data report. The Company is currently doubling its underwear capacity to support its planned growth in fiscal 2015.

Consolidated gross margins in the third quarter were 28.0% compared to 31.5% in the third quarter of last year, largely due to the transitional manufacturing inefficiencies in Branded Apparel which also included the unanticipated impact of product rework and repackaging costs to service key retail programs and mitigate the impact of capacity constraints. Gross margins were also negatively impacted by higher cotton costs and other inflationary cost increases compared to last year. The impact of higher cotton costs was only partially passed through into higher net selling prices in Printwear and selling prices for Branded Apparel were not increased.

SG&A expenses in the third quarter were U.S. $71.8 million, compared with U.S. $69.9 million in the third quarter of last year. The slight increase in SG&A expenses was primarily due to higher volume-driven distribution expenses, partially offset by lower variable compensation expenses and the favourable impact of the weaker Canadian dollar on corporate head office expenses. As a percentage of sales, SG&A expenses declined to 10.3% from 11.4% a year ago, reflecting the benefit of volume leverage in Branded Apparel.

During the third quarter of fiscal 2014, the Company generated U.S. $12.2 million of free cash flow, after financing capital expenditures of U.S. $75.5 million and an increase in accounts receivable. Inventories were maintained at the same level as the end of the second quarter, as increases in raw material and work in progress inventories to support sales growth in the fourth quarter and fiscal 2015 were offset by a seasonal decrease in finished goods inventories. The Company ended the third quarter with cash and cash equivalents of U.S. $45.1 million and outstanding bank indebtedness of U.S. $135.0 million.

Third Quarter Segmented Results

Net sales for the Printwear segment amounted to U.S. $483.4 million, up 11.6% from U.S. $433.0 million in the third quarter of fiscal 2013. The increase in Printwear net sales was primarily attributable to increased unit sales volumes, combined with higher net selling prices, including the non-recurrence of a distributor inventory devaluation discount in the third quarter of fiscal 2013 and more favourable activewear product-mix. Inventory levels in the U.S. distributor channel at the end of the third quarter continued to be in good balance relative to projected industry demand. Sales to international markets in Europe and Asia-Pacific increased by over 40%, partially offset by lower shipments to Mexico compared to last year.

Net sales for Branded Apparel were U.S. $210.4 million, up 16.0% from U.S. $181.4 million in the third quarter of last year. Sales in the third quarter of fiscal 2013 included the initial stocking of the Gildan® national mass-market underwear program. Higher Branded Apparel segment net sales reflected sales growth in all product categories, including activewear, underwear and socks, as the Company continued to build its brands and gain market share. Strong growth was achieved in sales for both the Gildan® and Gold Toe® brands and brand extensions, as well as for licensed brands. Shipments to global lifestyle brands also increased compared to the third quarter of last year, as the Company ramped up new programs.

In the third quarter, the Printwear segment reported operating income of U.S. $129.7 million, up 8.8% from U.S. $119.2 million in the third quarter of fiscal 2013. Operating margins for Printwear were 26.8% compared with 27.5% in the third quarter of last year as higher net selling prices and more favourable product-mix were more than offset by higher cotton costs and other inflationary cost increases. The Branded Apparel segment reported operating income of U.S. $15.6 million, compared to U.S. $27.3 million in the third quarter of fiscal 2013. Operating margins were 7.4% versus 15.0% a year ago. The decline in operating margins for Branded Apparel was primarily attributable to transitional manufacturing inefficiencies to support the introduction of new retail products and new retail programs and inflationary cost increases, which negatively impacted margins by approximately 700 basis points, together with the impact of higher cotton costs, which the Company has not passed through into higher selling prices in Branded Apparel in order to drive its brand penetration and market share growth. These factors more than offset the continuing positive impact on operating margins of increased sales volume leverage on SG&A expenses.

Year-to-date Sales and Earnings

Net sales revenue for the first nine months of fiscal 2014 amounted to U.S. $1.7 billion, up 8.7% from U.S. $1.6 billion in the same period last year. The increase in consolidated net sales was mainly due to higher unit sales volumes in both operating segments, more favourable Printwear product-mix and higher net selling prices for Printwear.

Net earnings for the first nine months of fiscal 2014 were U.S. $236.9 million, or U.S. $1.92 per share on a diluted basis, compared to U.S. $223.4 million, or U.S. $1.82 per share, up 6.0% and 5.5% respectively compared to the first nine months of fiscal 2013. Before reflecting after-tax restructuring and acquisition-related costs in both years, adjusted net earnings were U.S. $239.2 million or U.S. $1.94 per share in the first nine months of fiscal 2014, up 4.8% and 4.3% respectively compared to adjusted net earnings of U.S. $228.3 million or U.S. $1.86 per share in the same period last year. The increase in net earnings was mainly due to the increased sales in Printwear and Branded Apparel and lower financial expenses, partially offset by higher cotton costs, the transitional manufacturing costs to upgrade the Company’s manufacturing operations and support future growth, and higher income tax expense.

Outlook

The Company is projecting sales revenues for fiscal 2014 to be slightly in excess of U.S. $2.4 billion, including the acquisition of Doris Inc., which the Company completed on July 7, 2014. Sales revenues for Printwear are projected to be slightly in excess of U.S. $1.55 billion, up approximately 5.5% compared with fiscal 2013. Sales revenues for Branded Apparel for fiscal 2014 are projected to be approximately U.S. $850 million, up approximately 19% compared with fiscal 2013. The projected sales contribution of U.S. $20 million in the fourth quarter of fiscal 2014 from the acquisition of Doris is expected to be offset by the impact of sales lost due to production constraints, primarily in the third quarter.

Adjusted EPS for the full year are now projected to be in the range of U.S. $3.00-$3.03 compared to the Company’s previous adjusted EPS guidance range of U.S. $3.00-$3.10 due to the projected dilutive earnings impact of approximately $0.02 per share from the acquisition of Doris due to a non-recurring acquisition-related inventory charge, continuing manufacturing inefficiencies and slightly more unfavourable product-mix.

Net sales revenues in the fourth quarter of fiscal 2014 are projected to be in excess of U.S. $700 million, up more than 11.8% compared with U.S. $626.2 million in the fourth quarter of last year. The Company is projecting adjusted EPS for the fourth fiscal quarter of U.S. $1.06-$1.09, up 27.7%-31.3% compared with adjusted EPS of U.S. $0.83 in the fourth quarter of fiscal 2013. Sales and EPS for the fourth quarter are expected to be a record for any fiscal quarter in the Company’s history. The projected increase in EPS in the fourth quarter compared with the fourth quarter of last year reflects higher unit sales volumes, higher Printwear net selling prices and more favourable product-mix. In spite of continuing transitional manufacturing inefficiencies and inflationary cost increases, manufacturing costs are forecast to be favourable compared to the fourth quarter of last year. Cotton costs in the fourth quarter of fiscal 2014 are expected to be comparable to cotton costs in the fourth quarter of last year. Cotton costs in the first half of fiscal 2015 are expected to be higher than the fourth quarter of fiscal 2014. Cotton costs in the second half of fiscal 2015 are expected to be lower than the first half of the year and lower than the second half of fiscal 2014.

The Company still expects that capital expenditures will be at the high end of its previous range of U.S. $300-$350 million. The Company today announced plans for the construction of a new textile facility in the Rio Nance complex in Honduras to bridge capacity requirements until the start of the planned facility in Costa Rica. The new Rio Nance facility will support planned sales growth for higher-valued products, and optimize manufacturing efficiencies at the Company’s other textile facilities. Development of the site for this facility is already underway and the facility is expected to begin production in time to support the Company’s sales growth in fiscal 2016. The Company intends to proceed with its plans of a new textile facility in Costa Rica which is expected to begin production in fiscal 2017. The Company is projecting that its overall textile capacity will increase by approximately 40% when production at the new Honduras facility and the Company’s planned facility in Costa Rica are fully ramped up, compared with the capacity exit rate at the end of fiscal 2014.

The Company now projects that free cash flow for fiscal 2014 will be below U.S. $50 million as a result of higher inventories to support the Company’s sales growth and the timing of receivables which are impacted by the higher proportion of fleece shipments in the fourth quarter of the fiscal year.

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of U.S. $0.108 per share, payable on September 8, 2014 to shareholders of record on August 14, 2014. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of Outstanding Share Data

As of July 29, 2014, there were 122,270,641 common shares issued and outstanding along with 1,129,751 stock options and 499,686 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Consolidated Financial Data - unaudited

(in U.S.$ millions, except per share amounts or otherwise indicated)	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Net sales	693.8	614.3	1,694.0	1,558.1
Gross profit	194.2	193.3	466.6	457.1
SG&A expenses	71.8	69.9	213.8	212.8
Operating income	121.8	121.9	250.1	236.6
Adjusted EBITDA(1)	148.1	151.3	324.2	315.0
Net earnings	116.0	115.8	236.9	223.4
Adjusted net earnings(1)	116.6	116.5	239.2	228.3

Diluted EPS	0.94	0.94	1.92	1.82
Adjusted diluted EPS(1)	0.95	0.95	1.94	1.86

Gross margin	28.0%	31.5%	27.5%	29.3%
SG&A expenses as a percentage of sales	10.3%	11.4%	12.6%	13.7%
Operating margin	17.6%	19.8%	14.8%	15.2%

Cash flows from operations	84.3	172.4	78.6	242.7
Free cash flow(1)	12.2	149.8	(136.2)	151.4

			July 6,	September 29,
As at			2014	2013
Inventories			723.4	595.8
Trade accounts receivable			366.4	255.0
Net indebtedness (cash in excess of total indebtedness) (1)			89.9	(97.4)
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Segmented Financial Data - unaudited

(in U.S.$ millions)	Q3 2014	Q3 2013	YTD 2014	YTD 2013

Segmented net sales:
Printwear	483.4	433.0	1,123.8	1,044.7
Branded Apparel	210.4	181.4	570.2	513.4
Total net sales	693.8	614.4	1,694.0	1,558.1

Segment operating income:
Printwear	129.7	119.2	270.1	252.4
Branded Apparel	15.6	27.3	50.8	60.4
Total segment operating income	145.3	146.5	320.9	312.8
Corporate and other(1)	(23.5)	(24.6)	(70.8)	(76.2)
Total operating income	121.8	121.9	250.1	236.6
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results and business outlook today at 8:30 AM ET. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 37648592, or by live sound webcast on Gildan's website ("Investor Relations" section) at the following address: http://www1.gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting today at 11:00 AM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering passcode 37648592#, until Saturday, August 30, 2014 at midnight, or by sound webcast on Gildan's corporate website for 30 days following the live webcast.

This release should be read in conjunction with Gildan’s 2014 Third Quarter Management’s Discussion and Analysis dated July 30, 2014 and its unaudited condensed interim consolidated financial statements for the three months and nine months ended July 6, 2014 (available at http://www1.gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, and which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

About Gildan

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery and shapewear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as the recently acquired Secret®, Silks® and Therapy Plus™ brands. The Company also has licenses for the Under Armour®, Mossy Oak®, and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, as well as in Europe, Asia Pacific and Latin America. The Company also markets its products to a broad spectrum of retailers in the U.S. and Canada.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin to efficiently service the replenishment needs of its customers in the printwear and retail markets. Gildan has over 41,000 employees worldwide and is committed to industry-leading labour and environmental practices in all of its facilities. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to net sales, unit volume growth, net selling prices, product-mix, cotton costs, manufacturing efficiencies, capital expenditures, manufacturing cost savings from capital investments, selling, general and administrative expenses, operating margins, income tax rate, earnings per share, free cash flow, the economic environment, inflation and retail market conditions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2013 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;

•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices; and
•	the adverse impact of any current or future legal and regulatory actions.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as adjusted EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness (cash in excess of total indebtedness). These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies.  Accordingly, they should not be considered in isolation.  The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Net earnings	116.0	115.8	236.9	223.4
Restructuring and acquisition-related costs	0.6	1.6	2.7	7.7
Depreciation and amortization	25.7	27.8	71.4	70.6
Financial expenses, net	0.7	1.5	1.3	5.4
Income tax expense	5.1	4.6	11.9	7.9
Adjusted EBITDA	148.1	151.3	324.2	315.0
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Net earnings	116.0	115.8	236.9	223.4
Adjustments for:
Restructuring and acquisition-related costs	0.6	1.6	2.7	7.7
Income tax recovery on restructuring and acquisition-related costs	-	(0.9)	(0.4)	(2.8)
Adjusted net earnings	116.6	116.5	239.2	228.3
Basic EPS	0.95	0.95	1.95	1.84
Diluted EPS	0.94	0.94	1.92	1.82
Adjusted diluted EPS	0.95	0.95	1.94	1.86
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Cash flows from operating activities	84.3	172.4	78.6	242.7
Cash flows used in investing activities	(72.1)	(28.2)	(214.8)	(99.3)
Adjustment for:
Business acquisitions	-	5.6	-	8.0
Free cash flow	12.2	149.8	(136.2)	151.4
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and Net indebtedness / (Cash in excess of total indebtedness)

Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness (cash in excess of total indebtedness) is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness (cash in excess of total indebtedness) to be important indicators of the financial leverage of the Company.

	July 6,	September 29,
(in U.S.$ millions)	2014	2013
Long-term debt and total indebtedness	135.0	-
Cash and cash equivalents	(45.1)	(97.4)
Net indebtedness (cash in excess of total indebtedness)	89.9	(97.4)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

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CONTACTS:

Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Vice-President, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Anik Trudel, Vice-President, Corporate Communications Tel: (514) 340-8919 Email: atrudel@gildan.com